CENTERGISTIC SOLUTIONS, INC.

ANNUAL REPORT

2007

October 26, 2007

To the Shareholders of Centergistic Solutions, Inc.:

Enclosed please find the annual report of Centergistic Solutions, Inc. for the year ended June 30, 2007. We are pleased to report that we met our goal for the year; achieving profitability. We hope current economic and business conditions allow us to maintain our profitability in 2008.

We have included a notice of our shareholders meeting set for Friday November 9, 2007 at 8:00AM at our corporate headquarters located at 505 North Euclid Avenue, Suite 480, Anaheim, California 92801. We will be electing directors and addressing any other business the shareholders may bring. Also enclosed is a proxy for those not planning to attend the meeting. If you are not planning on attending, management recommends that you elect the current slate of directors by signing your proxy and returning in the pre-addressed stamped envelope.

Thank you very much for your continued support of the management of Centergistic Solutions, Inc. Please feel free to contact me if you have any questions or require any information.

Sincerely,

David M. Cunningham Jr., CPA
President, Chief Operating and Financial Officer

CENTERGISTIC SOLUTIONS, INC.

Consolidated Balance Sheet
As of June 30, 2007
and 2006
ASSETS
	2007	2006
Current
Cash and cash equivalents	$60,462	$58,992
Trade receivables, less allowance for doubtful
accounts of $98,145 and $59,250, respectively	868,292	772,750
Inventories	111,996	120,245
Prepaid expenses	50,295	33,703
Miscellaneous receivables	3,364	37,329

Total current assets	1,094,409	1,023,019

Property, equipment, and leasehold
improvements, net of accumulated depreciation of $766,596	80,105	70,234
and $731,396, respectively

Capitalized software development costs,
net of accumulated amortization of $1,853,151 and $1,823,322	-	30,265
respectively

Other assets
Deferred offering costs	540,754	540,754
Other	9,002	21,035

Total other assets	549,756	561,789

	$1,724,270	$1,685,307

CENTERGISTIC SOLUTIONS, INC.

Consolidated Balance Sheet
As of June 30, 2007
and 2006

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
	2007	2006

Current liabilities
Notes payable - related parties	$47,997	$47,997
Line of credit - related party	320,000	396,000
Accounts payable	378,285	459,539
Accrued expenses	230,561	220,812
Deferred income	192,811	306,301

Total liabilities, all current	1,169,654	1,430,649

Commitments and contingencies
(Notes 4 through 7)

Stockholders’ equity (deficit)
Common stock, no par value, 80,000,000 shares authorized;
10,724,312 shares issued and outstanding	3,058,510	3,058,510
Additional paid-in capital	296,462	296,462
Accumulated deficit	(2,732,902)	(3,068,354)
Unearned stock compensation	-	(6,202)
Common stock to be redeemed	(67,454)	(25,758)

Total stockholders’ equity (deficit)	554,616	254,658

Total liabilities and stockholders’
equity (deficit)	$1,724,270	$1,685,307

CENTERGISTIC SOLUTIONS, INC.

Consolidated Statement of Operations and Comprehensive Income (Loss)

	Years Ended June 30,
	2007	2006	2005
Revenues:
Software and service revenues	$2,915,656	$2,749,083	$3,018,436
Professional services	153,588	80,199	16,560
Hardware sales	17,900	340,711	365,366

Total revenues	3,087,144	3,169,993	3,400,362

Cost of revenues:
Software and service costs	384,246	584,852	674,708
Professional services	-	20,011	4,780
Hardware costs	61,979	275,896	348,858

Total cost of revenues	446,225	880,759	1,028,346

Gross profit	2,640,919	2,289,234	2,372,016

Operating expenses:
Selling and marketing	381,272	578,133	737,764
Research and development	264,014	287,947	397,815
General and administrative	1,612,826	1,685,010	1,862,192

Total operating expenses	2,258,112	2,551,090	2,997,771

Operating income (loss)	382,807	(261,856)	(625,755)

Other income (expense)	3,370	(4,843)	(5,130)

Interest expense	(47,525)	(44,290)	(27,982)

Income (Loss) before income taxes	338,652	(310,989)	(658,867)

Income tax provision	(3,200)	(3,200)	(3,200)

Net income (loss)	335,452	(314,189)	(662,067)

Other comprehensive income, net of tax	-	-	-

Comprehensive income (loss)	$335,452	$(314,189)	$(662,067)

Basic income and diluted net loss per share	$0.03	$(0.03)	$(0.06)

Diluted income per share	$0.01

Weighted-average number of
common shares outstanding	10,724,312	10,710,065	10,555,389

CENTERGISTIC SOLUTIONS, INC.

Consolidated Statements of Cash Flows

	Years Ended June 30,
	2007	2006	2005
Cash flows from operating activities
Net income (loss)	$335,452	$(314,189)	$(662,067)
Adjustments to reconcile net income (loss) to
net cash (used) provided by operating activities:
Depreciation and amortization	106,437	144,034	177,225
Provision for doubtful accounts	38,895	28,750	(29,700)
Stock compensation	6,202	7,452	7,452
Non-cash interest expense	-	-	6,570
Increase (decrease) from changes
in assets and liabilities:
Trade receivables	(134,437)	(242,585)	134,904
Inventories	8,249	34,891	23,491
Prepaid expenses	(16,592)	29,975	12,840
Miscellaneous receivables	-	(4,579)	(8,591)
Deposits	(1,590)	1,655	-
Other	6,616	-	-
Accounts payable	(81,254)	(14,138)	59,839
Accrued expenses	(9,447)	91,610	(19,681)
Deferred income	(113,490)	124,684	24,235

Net cash (used) provided by operating activities	145,041	(112,440)	(273,483)

Cash flows from investing activities
Proceeds from sale of securities	-	-	-
Additions to capitalized software development costs	-	-	-
Purchase of equipment	(45,071)	(7,384)	(23,193)

Net cash used by investing activities	(45,071)	(7,384)	(23,193)

Cash flows from financing activities
Deferred offering costs	-	13,580	(86,463)
Stock issuance	-	5,000	-
Borrowings on short-term debt	(76,000)	79,750	319,000
Repurchase of common stock	(22,500)	-	(8,061)
Payments received on note receivable	-	-	2,840

Net cash provided by financing activities	(98,500)	98,330	227,316

Net (decrease) increase in cash and cash equivalents	1,470	(21,494)	(69,360)

Cash and cash equivalents, beginning of period	58,992	80,486	149,846

Cash and cash equivalents, end of period	$60,462	$58,992	$80,486

Supplemental Disclosures of Cash Flow
Information:
Cash payments for:
Interest	$45,125	$28,187	$19,852

Income tax payments	$-	$3,200	$3,997

DESCRIPTION OF BUSINESS

Overview

Centergistic develops, installs and services business performance and intelligence management software used in customer call/contact centers. We are a California corporation originally founded in 1972 as Account-A-Call Corporation. We initially developed proprietary software and hardware which facilitated the collection and processing of data from multiple telephone switches (PBX’s) and allowed our customers to track and manage telephone calling patterns. From this technology and the expertise developed to support it, a strong core competency of data collection, integration and analysis evolved. In 1991, we introduced our flagship AgentView product which is currently installed in approximately 3,500 locations around the world. The software monitors customer communications, transactions and service performance. The call accounting business entailed large scale computer centers from which data was collected nightly from various client PBX’s located throughout the country. By collecting, processing and analyzing the data collected, we were able to produce reports which analyzed, tracked the routing and priced every outbound telephone call made by our client companies. The business was operated essentially as a subscription, service bureau-based business.

In 1993, we opened our wholly owned subsidiary, Centergistic Solutions Latin America, in Mexico City. This subsidiary is a distribution company that sells, not only our products but other products, mainly to telecom equipment providers in Mexico, Latin and South America.

By 1999, we were operating and supporting two divergent businesses; call accounting, whose revenues had been slowly eroding for years, and contact center performance management systems, whose markets and applications were increasingly in demand. After choosing to focus all of our attention on the growing contact center market, we sold our call accounting business and used the proceeds to expand our flagship AgentView product and develop our new CenterStats product. To emphasize our new focus, we changed our name to Centergistic Solutions, Inc.

In 2001, we completed the development of our new CenterStats product, and began selling and installing it at client facilities in 2002. Our AgentView and CenterStats products help companies improve productivity by providing an integrated, unified view of critical information. This information is provided in the form of real time “smart” alerts and sophisticated reporting tools.

Further information about the company and our products and services can be found at our web site: www.centergistic.com.

The Market

Our products are targeted at the growing number and increasing complexity of customer contact centers, addressing management’s need to integrate performance data generated by operations, reporting and CRM (Customer Relationship Management) systems.

Our software, using sophisticated algorithms, allows call/contact centers to improve performance and thereby customer satisfaction by providing the best possible service, while maintaining the most economical use of resources and overhead. The value behind what we term “The Centergistic Solution” is the real time availability of performance metrics derived by selecting sub-sets of data from critical sources throughout the contact center. These sub-sets are then combined to form a new superset of “smart” performance metrics. Alert thresholds and user-defined filters are applied to create a unique information set, profiled to each viewer. The resulting benefit of this information is faster and more accurate anticipation of clients’ needs, more rapid response to service and/or revenue goals and across-the-board performance improvement through integrated real time and historical reports and analytics.

Our flagship product, AgentView, is a real time performance monitoring and reporting system that is currently installed in over 3,500 contact centers throughout the world, including Fortune 1000/FTSE 500 companies such as British Telecom, Barclay’s Bank, ABN-AMRO, MicroSoft, and American Express.

Our CenterStats product is a new enterprise-wide performance reporting system which is currently installed in eleven contact centers in the U.S. CenterStats incorporates a digital executive dashboard component and enables “drill-down” analytics and historical reporting for true company-wide visibility and performance analysis. It is a ready-to-install information system that is compatible with all new and legacy systems, and can be installed without disruption to existing systems and hardware. Notable CenterStats accounts include Kaiser Permanente, 20th Century Fox and Petro-Canada.

Our Products and Services

AgentView

Our flagship product, AgentView, is currently installed in over 3,500 contact centers throughout the world. Its strength is its ability to collect from diverse ACD (automatic call distributors) types and other applications, systems and databases found in today’s contact centers. The AgentView system utilizes sophisticated threshold filters, providing managers, supervisors and agents with evolving real time information on all aspects of the contact center. The system is used to measure and take actions to improve performance.

AgentView is unique in its ability to collect critical subsets of data from virtually any data source, create filters and real time alert thresholds, and publish the enriched information to virtually any output media for twenty-four by seven global access. Because of this “open” approach to information, AgentView stands apart from hardware manufacturers and “one stop” application vendors in that it is not centric to a particular system or application. This is attractive to contact centers with applications that span a variety of brands and manufacturers. These centers do not want to replace existing legacy systems. They want to collect and integrate information from those already existing systems within the center because they work and are costly to re-create.

Architecturally, AgentView is comprised of a core system, which includes a data collection engine, a desktop metric ribbon (AgentLink), an advanced threshold template and a performance indicator (PI) building capacity. Modules can be added to AgentView to enable information to be published to a web page, wireless hand held device, plasma or LED (light emitting diode) display. A recently released module, SnapView, provides snapshot reports that allow the comparison of actual performance against forecasts or benchmark goals. Additional data sources can be added to provide greater performance visibility over multi-media transactions. Additional contact center locations can also be added for centralized performance reporting. We also offer professional services to provide training and assistance with building smart metrics.  These metrics consist of the combination of two or more data elements to form a more refined metric. An example of this could be combining information from a financial or sales database with an ACD metric to form a “$$ waiting to be answered” as opposed to the more static metric of “Number of calls waiting to be answered”.

The AgentView products are available in English, Spanish and Portuguese with provisions for additional translations as more international distribution is achieved. Our clients include:

• British Telecom • NatWest Bank • Cable & Wireless • Barclays Bank • ABN-AMRO Bank	• Esso/Imperial Oil • American Express • Citicorp • Anheuser Busch • MicroSoft

In 2003, we introduced a portion of our newly developed CenterStats technology into our AgentView product and packaged it as AgentView Enterprise Performance Management (EPM) (in the U.S.). The expanded performance capability resides fully on the CenterStats platform and allows access to incrementally more data sources and provides broader publishing capabilities. EPM provides a new sales opportunity for distributors to revisit existing clients and may lead to future sales of fully loaded versions of CenterStats.

We offer our AgentView products with a variety of annual support arrangements that are a source of recurring revenue for us. Typically, users pay 18% to 25% of the initial license fee for annual support charges.

CenterStats

Our newly released CenterStats architecture is a powerful enterprise information system that combines critical real time alarms with historical information for a 360-degree view of an organization. The system allows the user to define key subsets of information from any data source to review on a regular basis.

Data sources could include:

• Financial • Inventory • Sales • CRM • Business Intelligence	• Internet, e-commerce systems • Supply chain, MIS • Human Resources • Any other open data source

Categories listed above would include such manufacturers as Nortel, Avaya, SAP, Siebel, Cisco, Remedy, SalesLogix, PeopleSoft, Genesys and others. Each of these applications produces hundreds of reports and voluminous databases, often cumbersome and slow to respond. Senior managers, however, want to quickly access only certain key sets of information from each. The CenterStats architecture maps this selected information to the CenterStats database where it is combined with other key subsets from other sources, forming a new superset of rich information. Critical metrics can be displayed instantly on virtually any pre-determined schedule. This information then can be sent to the user’s desktop in the form of a “dashboard” of real time and historical information. It also is retrievable from any wireless device or browser. CenterStats is best deployed as a management information tool, ideal in companies where important information must be readily accessible and quickly interpreted.

Core to CenterStats architecture is the ability to collect data from multiple and diverse systems across the enterprise. Our CenterStats architecture patent-pending technology enables companies to extract critical subsets of information from virtually any application, database and/or system throughout the enterprise. CenterStats is non-intrusive in that it sits apart from the data sources so that it does not in any way alter or impair the backend system. All this is accomplished without having to dismantle the system or impeding its operation. This allows companies to retain valuable legacy systems and applications, while getting state-of-the-art transmission of vital performance metrics across the enterprise. A separate database, created from the collection subsets, allows the user to combine information from these disparate sources and create real time alerts that are profiled to meet performance metric goals. Additionally, this same collected data is archived to create meaningful historical reports that are enriched by combining critical information together.

Our CenterStats architecture includes the following significant features:

•
Data collection architecture: The CenterStats engine has virtually no limit to the type or volume of data it collects. The strength of CenterStats is not only in what it collects but how it collects. Because it is not centric to a certain industry or market, there are no design limits on the type of data collected. It can therefore fit into virtually any industry.

•
Real time data collector/alarms: The CenterStats real time data collector is not only powerful, but unique in that it collects data in intervals as frequent as needed (or is available). Alarms data is taken directly from the source and is not impaired by having to move through duplicated databases. Real time information is constantly updated with each refresh cycle. Furthermore, users can set different types of data to refresh every second, others every hour, day, etc., since mission critical data may be needed more frequently than other types of information. Different individuals can receive different alarms.

•
Refined information databases: The database created on the CenterStats server is comprised of only information that is identified as being critical to the user. Unlike other systems, which replicate entire databases, CenterStats only brings together information that is already identified as being useful. This results in an “intelligent” database that allows faster throughput and more refined data mining. The database created by CenterStats is literally a new information set, whose access can be user defined and automated. The result is the right information, delivered to the right individual at the right time.

•	Expertise in telecommunications and ACDs: The CenterStats collectors are able to connect and extract data from the most popular ACD/Contact Center systems.

Professional Services

We offer consulting services to complement our product offerings. Our Professional Services Group provides contact center systems design, integration, and implementation as well as ongoing training.

As we continue our strategy of adding locations and data sources to existing clients and transitioning them to the new CenterStats architecture, the opportunity for added consulting services is expected to rise. The process of identifying key performance metrics and creating new reports is ideally suited to our consultants who have the knowledge of the products and understand the needs and issues of the contact center.

Our Professional Services Group generates incremental revenue, develops customer loyalty, and is an important source of market intelligence for Centergistic.

Marketing and sales

Marketing

We have sold our data management system products primarily through distributors of related automatic call distribution (ACD) systems and hardware. Since the sale of our Account-A-Call unit in September 1999, we have operated with a streamlined sales force of two people in the United States and five in Mexico. One of our two U.S. salespersons focuses on direct sales to end-users and the other is focused on relationships with distributors in the U.S. and abroad.

The five Mexico-based salespersons focus on both distributors and end-users throughout Mexico and South America, and also offer a small line of administrative software products that is not cost-effective for us to sell in the U.S. In March 2002, we added two people to our California-based sales staff in order to begin development of our direct sales force that will be necessary to support our strategic marketing plan. At present, the corporate marketing function and associated services are performed by a senior marketing manager.

We promote our products at general telecommunications, computer telephony, contact center, and Customer Relationship Management (CRM) shows throughout the U.S. and abroad. We have a print advertising campaign and a monthly direct mail “Fresh Start” program that reaches over 1,000 top prospects with each mailing. We also have an active web site, which describes our products and permits our distributors to order additional copies of the product or to expand an existing license by simply entering purchase requests. Distributors are automatically issued a key code to permit upgrades of licenses without the intervention of any personnel.

We espouse a customer-driven marketing philosophy. AgentView clients have been instrumental in effecting many of the enhancements to this product line over the years. We regularly visit our clients, and conduct focus group sessions to keep abreast of their changing environments and needs. As an example, the AgentView Web publishing capability was developed to meet real world needs of customers for twenty-four by seven internet access to metrics and reports. We believe this gives us a competitive advantage over other vendors sharing this market space.

Our customers regularly receive communications in the form of targeted direct mail programs, special electronic sales memos, monthly technical webinars and a monthly electronic newsletter, The RealTime Reporter™.

Sales

In the last three years, 75%-90% of AgentView sales have been made through a network of distributors who are major providers of telecommunications hardware, software, and support services. In approximately 80% of the installations, the AgentView system is delivered with the contact center hardware and software.

We have developed a strong platform for international sales of our products, especially in Europe and Latin America. In Europe, we use our U.S.-based sales force to develop close ties with our distributors who have established a significant market presence for AgentView.

Our largest re-seller, Dacon, who sells to British Telecom (BT), located in the United Kingdom, accounts for over 2,000 existing AgentView installations. The AgentView system is represented as a line item on the BT ordering sheet. When a real time system is needed AgentView is the default choice, in the form of a “checked box” on the order form. The solid relationship between Centergistic and BT is further evidenced in the commitment to add CenterStats as a new “line item” to their order sheet as BT’s recommended enterprise reporting dashboard tool. Centergistic, in conjunction with our European distributor, has recently qualified CenterStats at the BT labs in Burmingham, U.K.

The following table lists our largest distributors and the revenue generated from each over the past two fiscal years:

Distributor	FY2007	FY2006
Dacon (British Telecom)	$757,931	$399,466
America Latina Tecnologia	31,568	358,524
Alcatel	176 961	82,367
Avaya de Mexico	98,762	255,222
Aspect	37,579	60,939
Siemens de Mexico	156,758	91,714
Surtronics	268,262	0

We plan to sell our new CenterStats product through three channels: approximately 40% through our direct sales staff to end-users; approximately 40% through large systems integrators (e.g. EDS, Perot Systems, Unisys, IBM Global Services, Accenture) and about 20% through equipment distributors. As of the date of this filing, we have not entered into any agreement or had any discussions with any of the above-named or other large systems integrator.

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors:

Name	Age	Office
Ricardo G. Brutocao	61	President, Chief Executive Officer and Director
David M. Cunningham	46	Chief Operating Officer, Chief Financial Officer, Secretary and Director
Jerome Fahey	79	Chairman of the Board and Director
Jay Kurtz	70	Director
William J. Battison	57	Director

Directors hold office for a period of one year from their election at the annual meeting of stockholders and until their successors are duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. None of the above individuals has any family relationship with any other.

Ricardo G. Brutocao joined Centergistic as President, Chief Executive Officer and a director in 1988. Prior to joining Centergistic, Mr. Brutocao served as President and CEO of Logical Data Management, a firm he co-founded which served the then burgeoning Cable TV industry from 1976 to 1988. Prior to 1976, Mr. Brutocao served as Director of International Operations for Whittaker Corporation, where he was a member of a small team that started a $400 million International Hospital Management Division. In 1972, while a young engineer at the Burroughs Corporation, Mr. Brutocao was selected to be the Project Manager for a new main-frame class computer system that was subsequently the first system at Burroughs released and delivered on schedule. Mr. Brutocao earned a BSEE from Santa Clara University and an MBA in Finance from California State University, Los Angeles.

David M. Cunningham joined Centergistic as Controller in September 1991 and Secretary in 1992 and was appointed Chief Financial Officer and Chief Operating Officer in 1995 and 2000, respectively. He was appointed President in 2006. He has served on the Centergistic Board of Directors since April 2001. Prior to joining Centergistic, he was employed by Frazer & Torbet, public accounting firm, from 1987 to 1991. In addition to being a CPA, Mr. Cunningham holds a BS in Business from California State University, Northridge.

Jerome Fahey has served on the Centergistic Board since 1994. Mr. Fahey formerly held the positions within VONS Grocery Company of President from 1983 to 1985 and Chief Operating Officer from 1975 to 1983, and is now retired.

Jay Kurtz has served on the Centergistic Board since 1996. Mr. Kurtz is the founder and President of Kappa West Incorporated. He is an internationally acclaimed authority on the application of military concepts and principals in the competitive business environment. Mr. Kurtz helped to pioneer and popularize the concepts of “Business Warfare” worldwide as a speaker and lecturer in over thirty countries on five continents and as a consultant to more than 150 companies (more than 100 of which are high technology ventures who sought out Mr. Kurtz for consulting intended to increase their strategic and operational effectiveness).

William J. Battison has served on the Centergistic Board since 2001. Mr. Battison has served as Managing Director of Angeles Capital Group, LLC, an investment banking firm and NASD licensed broker dealer, since January 2002. From February 2001 to January 2002, he served as CEO of RXN Radio Systems, an internet radio/technology company. From March 2000, to February 2001, he served as CEO of BuyItNow, Inc., an internet E-commerce company. In January 2001, a petition in bankruptcy was filed against BuyItNow, Inc. under Chapter 7 of the Bankruptcy Act in the U.S. Bankruptcy Court in New Jersey. The company was dissolved on June 25, 2001. From March 1999 to March 2000, Mr. Battison served as senior vice president of Valence Technology, a company involved in portable energy storage technology.

Stock and Dividend Information

The Company’s stock is currently traded on the “pink sheets” of the Over-the-Counter Bulletin Board. The Company has not paid dividends at any time in the past and has no current intentions of paying any dividends in the future. The Company currently has 62 shareholders. The quarterly high and lows in bid and asked prices for the year ended June 30, 2007 are below:

	High		Low
	Bid	Asked	Bid	Asked

September 2006	.15	.25	.05	.10
December 2006	.15	.25	.02	.02
March 2007	.27	.27	.02	.08
June 2007	.25	.25	.10	.20

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

OF CENTERGISTIC SOLUTIONS, INC.

TO:  Shareholders of Centergistic Solutions, Inc.

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders of Centergistic Solutions, Inc., a California Corporation (“Company”) will be held at the Corporate Offices located at 505 North Euclid Avenue, Suite 480, Anaheim, CA on Friday November 9, 2007 at 8:00 AM for the following purposes:

1.	To elect Company Directors. The Board of Directors intends to present the following persons to serve as members of the Board of Directors:

A. Ricardo G. Brutocao
B. William J. Battison
C. David M. Cunningham Jr.
D. Jerome C. Fahey
E. C. J. Kurtz

2.	To transact any other business which is within the power of the shareholders.

Only shareholders of record on October 16, 2007 will be entitled to vote at the meeting. David M. Cunningham, Jr., the Company’s President, will preside over the meeting as Chairman. Susan Saldibar, the Company’s Vice President of Sales and Marketing has been appointed to serve as the sole Inspector of Election.

Shareholders who do not expect to be present personally at the meeting are urged to fill in, date, sign and return the accompanying proxy in the enclosed self-addressed envelope.

Dated this 26th day of October 2007.

CENTERGISTIC SOLUTIONS, INC.

David M. Cunningham, Jr., CPA
Secretary

Enclosure

Management recommends the election of the following Directors not in order of preference:

A.	Ricardo G. Brutocao Director, Centergistic Solutions, Inc.

B.	William J. Battison Director, Angelus Capital Group

C.	David M. Cunningham Jr., CPA President, COO/CFO - Centergistic Solutions, Inc.

D.	Jerome C. Fahey Chairman of the Board - Centergistic Solutions, Inc. President Vons Markets/Vice President Lucky Stores, Retired

E.	C. J. Kurtz President & Founder of the Kappa Group

PROXY

I, the undersigned shareholder, do hereby designate and appoint the President and/or Secretary of Centergistic Solutions, Inc., my proxy to represent me at the annual shareholders’ meeting of Centergistic Solutions, Inc. to be held at the Corporate Offices, 505 North Euclid Avenue, Suite 480 Anaheim, California 92801 on Friday, November 9, 2007, at 8:00 AM, and at all adjourned sessions of shareholders’ meetings, and I authorize and empower my said proxy to vote any and all things which I myself might do if personally present and acting.

____________________                ___________________
Signature       Date

____________________                ___________________
Signature       Date
By:
Title:

Address:_________________________________________________________
________________________________________________________

Please sign exactly as your name appears on your stock certificate. Joint owners should each sign personally. A corporation should sign full corporate name by duly authorized officers. When signing as attorney, executor, administrator, trustee or guardian, give full title as such. Please date, sign and mail proxy promptly in the enclosed reply envelope.

BoardDirectors/ShareholdersProxyForm